9 May 2001

THE UNILEVER LONG TERM INCENTIVE PLAN

1.	Definitions And Interpretation	1
2.	Grant Of Awards	2
3.	Limits	3
4.	Vesting Of Awards	3
5.	Takeover, Reconstruction And Winding-Up	4
6.	Variation Of Capital	5
7.	Alterations	5
8.	Board And Remuneration Committee	6
9.	Miscellaneous	6

SCHEDULE		7

Unilever TSR - LTIP	9 May 2001

THE UNILEVER LONG TERM INCENTIVE PLAN

1.	DEFINITIONS AND INTERPRETATION
1.1	In this Plan, unless the context otherwise requires:-

"Award" means a grant of Share Units under the Plan subject to the Vesting Condition;

"Award Date" means the date upon which an Award is granted to a Participant under the Plan;

"the Board" means the board of directors of NV and PLC or a committee appointed by such board of directors;

"Euronext" means Euronext Amsterdam N.V.;

"Financial Year" means the financial year of NV and PLC, starting on January 1 and ending on December 31 of each year;

"the London Stock Exchange" means the London Stock Exchange plc;

"NV" means Unilever N.V. having its registered office in Rotterdam (registered number: 51830);

"Participant" means a person who holds an Award granted under the Plan;

"Participating Company" means NV, PLC or any Subsidiary;

"the Performance Period" in relation to an Award means the three consecutive Financial Years of which the first is the Financial Year in which the Award Date falls;

"the Plan" means The Unilever Long Term Incentive Plan as herein set out but subject to any alterations or additions made under Rule 7 below;

"PLC" means Unilever PLC (registered in England and Wales No. 41424);

"the Remuneration Committee" means the committee established by NV and PLC as the remuneration committee of the boards of directors;

"the Shares" means the number of ordinary shares in the share capital of NV, or depository receipts thereof, and the number of ordinary shares in the share capital of PLC subject to an Award;

"Share Unit" means a unit comprising:

(a) such number of ordinary shares in the share capital of NV, or depository receipts thereof, as the Board in its absolute discretion shall determine; and
(b) such number of ordinary shares in the share capital of PLC as the Board in its absolute discretion shall determine;
"Subsidiary" means a body corporate which is a subsidiary of NV (within the meaning of article 24a Book 2 Civil Code) or of PLC (within the meaning of section 736 of the

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Companies Act 1985) or any other company the Board has determined to be a subsidiary for the purposes of the Plan;

"the Unilever Group" means NV and PLC and their Subsidiaries;

"the Vesting Condition" means that the vesting of the Awards is subject to the Participant not having ceased to be a director or employee of a Participating Company at any time during the period commencing on the Award Date and ending on the Vesting Date;

"the Vesting Date" means the date as determined by the Board prior to the grant of the Award, which date shall not be a date prior to the third anniversary of the Award Date.

1.2	Any reference in the Plan to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.
2.	GRANT OF AWARDS
2.1	Subject to sub-rules 2.2 and 2.4 below, and to Rule 3 below, the Board may grant an Award to any director of a Participating Company, who is required to devote the whole or substantially the whole of his working time to the service of any Participating Company, or to any employee of a Participating Company, upon the terms set out in the Plan and such other terms as the Board may specify.

2.2	An Award may only be granted under the Plan:-
(a)	within the period of 6 weeks beginning with the date on which the Plan is adopted by NV and PLC or with the dealing day next following the date on which NV and PLC announce results for any period, or at any other time when the circumstances are considered by the Board to be sufficiently exceptional to justify the grant thereof; and

(b) within the period of 10 years beginning with the date on which the Company adopts the Plan.
2.3	There shall be no, or no more than a nominal, monetary consideration for the grant of any Award under the Plan.
2.4	The grant of any Award under the Plan shall be subject to obtaining any approval or consent required as a result of NV shares or depository receipts thereof and PLC shares being listed on Euronext, the London Stock Exchange or any other stock exchange.

2.5	An Award granted under the Plan to any director or employee shall not, except in the case of death as provided in sub-rule 4.3 below, be capable of being transferred by him and shall lapse forthwith if it is so transferred or if he is adjudged bankrupt.

2.6	An Award shall not be granted to any director or employee in the last twelve months before reaching the age at which he is bound to retire in accordance with the terms of his contract of employment.

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3.	LIMITS
3.1	Subject to sub-rules 3.2 and 3.3 below, the Board may issue shares to satisfy Awards.
3.2	No Awards shall be granted in any year which would, at the time they are granted, cause the number of shares in NV or PLC which shall have been or may be issued in pursuance of Awards granted in the period of 10 calendar years ending with that year under this Plan or under any other employees' share plan adopted by NV or PLC respectively to exceed such number as represents 10 per cent. of the ordinary share capital of NV or PLC respectively in issue at that time.

3.3	No Awards shall be granted in any year which would, at the time they are granted, cause the number of shares in NV or PLC which shall have been or may be issued in pursuance of Awards granted in the period of 10 calendar years ending with that year under this Plan or under any other executive share option plan adopted by NV or PLC respectively to exceed such number as represents 5 per cent of the ordinary share capital of NV or PLC respectively in issue at that time.

4.	VESTING OF AWARDS
4.1	The vesting of any Award granted under the Plan shall be effected in such form and manner as the Board may from time to time prescribe.
4.2.1	Subject to sub-rules 4.3, 4.6 and 4.7 below and to Rule 5 below an Award granted under the Plan shall only vest on the Vesting Date if the Vesting Condition is satisfied at the Vesting Date.
4.2.2	The percentage of Shares which are acquired at the vesting of the Award shall be determined in accordance with the calculation of the performance condition specified in the Schedule to the Rules.
4.3.1	If a Participant dies before the Vesting Date and at a time when he is a director or employee of a Participating Company, the Award shall vest on the later of either the date of his death or the first anniversary of the Award Date. In such an event the percentage of Shares to be acquired on the vesting of the Award shall be the percentage which would have been acquired if the Performance Period would have ended on this date of vesting.

4.3.2	If a Participant ceases to be a director or employee of a Participating Company, by reason of:
(i) ill-health; or
(ii) injury; or
(iii) disability; or
(iv) redundancy or by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company; or

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(v) retirement on reaching the age at which he is bound to retire in accordance with the terms of his contract of employment; or
(vi)	retirement before reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, provided that if he so retires otherwise than at the request of the company of which he is a director or employee, Awards granted within one year preceding such retirement shall lapse;

the Award will vest in full on the Vesting Date.
4.3.3	If he so ceases for any other reason, the Award shall lapse unless the Board considers that there are exceptional circumstances to justify vesting of the Award.
4.4	A Participant shall not be treated for the purposes of sub-rule 4.3 as ceasing to be a director or employee of a Participating Company until such time as he is no longer a director or employee of any of the Participating Companies, and a female Participant who ceases to be such a director or employee by reason of pregnancy or confinement and who exercises her right to return to work under the Employment Rights Act 1996 or any similar act before the Vesting Date under the Plan shall be treated for those purposes as not having ceased to be such a director or employee.

4.5	Subject to sub-rules 4.6 and 4.7 below, within 30 days after the Vesting Date, NV and PLC shall procure the transfer to the Participant (or his nominee) of the number of shares in respect of which the Award has vested.

4.6	The transfer of any shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.4 above.
4.7	In a case where a Participating Company is obliged (in any jurisdiction) to account for any tax for which a person is liable as a result of the vesting of an Award and/or for any social security contributions recoverable from that person (together, the "Tax Liability"), the Board shall, unless they have (or a Participating Company has) received on or prior to the Vesting Date payment in cleared funds from that person of an amount not less than the Tax Liability, not be obliged to transfer the Shares unless that person has given irrevocable instructions to NV or PLC's brokers for (i) the sale of sufficient shares to realise the Tax Liability and (ii) the payment of such amount to the Company (or, as the case may be, to the relevant Participating Company).

5.	TAKEOVER, RECONSTRUCTION AND WINDING-UP
5.1	If any person obtains control of NV or PLC as a result of making a general offer to acquire shares in NV or PLC, or having obtained such control, makes such an offer, the Board shall, within 7 days of becoming aware thereof, notify every Participant thereof, and, subject to sub-rules 4.3, 4.6 and 4.7 above and 5.3 below, an Award granted under the Plan shall vest after one month (or at such later date as the Board determines) of such notification. In such an event the percentage of Shares to be acquired on the vesting of the Award shall be the percentage which would have been acquired if the Performance Period would have ended on the date of vesting as so determined by the Board.

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5.2	For the purposes of sub-rule 5.1 above, a person shall be deemed to have obtained control of NV or PLC if he and others acting in concert with him have together obtained control of it.
5.3	If any person becomes bound or entitled to acquire shares in PLC under sections 428 to 430F of the Companies Act 1985, or if under section 425 of that Act the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a Plan for the reconstruction of PLC or its amalgamation with any other company or companies, or if NV or PLC passes a resolution for voluntary winding up or for amalgamation or legal merger with another company, or if an order is made for the compulsory winding up of NV or PLC, the Board shall within 7 days of becoming aware thereof notify every Participant thereof, and, subject to sub-rules 4.3, 4.6 and 4.7, an Award granted under the Plan shall vest after one month of such notification, or at such later time as the Board may determine.

6.	VARIATION OF CAPITAL
6.1	In the event of any increase or variation of the share capital of NV and PLC (whenever effected), the Board may make such adjustments as it considers appropriate under sub-rule 6.2 below.
6.2	An adjustment made under this sub-rule shall be to the number of shares in respect of which any Award is granted under the Plan .
6.3	As soon as reasonably practicable after making any adjustment under sub-rule 6.2 above, the Board shall give notice in writing thereof to any Participant affected thereby.
7.	ALTERATIONS
7.1	Subject to sub-rule 7.2 below, the Board may at any time alter or add to all or any of the provisions of the Plan, or the terms of any Award granted under it, in any respect.
7.2	Subject to sub-rule 7.3 below, no alteration or addition to the advantage of Participants shall be made under sub-rule 7.1 above to the provisions of sub-rules 2.1 to 2.4, Rule 3, sub-rules 4.2 to 4.4, Rule 5, or Rule 6 above, or of this Rule, without the prior approval by ordinary resolution of the members of NV and PLC in general meeting.

7.3	Sub-rule 7.2 above shall not apply to:-
7.3.1	any minor alteration to benefit the administration of this Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any Participating Company; or

	7.3.2	any alteration or addition solely relating to any special term specified by the Board.
7.4	No alteration or addition to the disadvantage of any existing rights of a Participant shall be made under sub-rule 7.1 above unless:-
	(a)	the Board shall have invited every such Participant to give an indication as to whether or not he approves the alteration or addition, and

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(b) the alteration or addition is approved by a majority of those Participants who have given such an indication.
7.5	As soon as reasonably practicable after making any alteration or addition under sub-rule 7.1 above, the Board shall give notice in writing thereof to any Participant affected thereby.
8.	BOARD AND REMUNERATION COMMITTEE
8.1	When the Board exercises any of its powers under the Rules of the Plan it shall do so acting under the guidance of the Remuneration Committee.
9.	MISCELLANEOUS
9.1	The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected by his participation in the Plan or any right which he may have to participate therein, and an individual who participates therein shall waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to any Award under the Plan as a result of such termination.

9.2	In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan, the decision of the Board shall be final and binding upon all persons.

9.3	NV, PLC and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by article 98c Book 2 Civil Code, section 153(4) of the Companies Act 1985 and, where applicable, section 154 of that Act and any similar provision applying to any Subsidiary.

9.4	Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, and where a notice or other communication is given by first-class post, it shall be deemed to have been received 48 hours after it was put into the post properly addressed and stamped.

9.5	The rules of the Plan and the rights and obligations of any individual thereunder shall be governed by and construed in accordance with the law of the Netherlands in the case of an individual who is a director or employee of NV or any Subsidiary of NV and in accordance with the law of England in the case of an individual who is a director or employee of PLC or any Subsidiary of PLC.

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SCHEDULE

1.	For the purposes of the Schedule:-
"TSR" means the total shareholder return received by Unilever Group shareholders in the Performance Period in the form of appreciation in share price plus the dividends received, calculated in the manner determined by the Board, whereby:

in a single year TSR is calculated as:
	-	the appreciation in share price based on daily averages over 12 months (a), plus
	-	the dividends received during the year by shareholders, gross before any investor taxes (b), and
	-	dividing (a + b) by the initial share price;
and the TSR for the Performance Period is arrived at by multiplying the three annual TSRs for the three years included in the Performance Period and extracting the cube root from this multiple.
1.1	"the Comparator Companies" means a group of twenty-one companies (including the Unilever Group) selected by the Board prior to the Award Date against which Unilever Group's TSR shall be measured.
1.2	any reference to Unilever Group's position (in paragraph 2 below) is a reference to what would be its position in a table of the Comparator Companies arranged in descending order according to the TSR of each of them for the Performance Period.

2.	The Award shall vest as to the following percentages of number of Shares subject to the Award as follows:-
2.1	200% of the Shares if Unilever Group is in the 1st or 2nd position.
2.2	150% of the Shares if Unilever Group is in the 3rd or 4th position.
2.3	100% of the Shares if Unilever Group is in the 5th, 6th or 7th position.
2.4	50% of the Shares if Unilever Group is in 8th or 9th position.
2.5	25% of the Shares if Unilever Group is in 10th or 11th position.
2.6	0% of the Shares if Unilever Group is in 12th to 21st position.
3.	The Board may make such adjustments to the method of calculating TSR or any other feature of the Schedule as it considers appropriate to ensure that the condition in the Schedule achieves its original purpose.

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